File No. 70-8105

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM U-1
                _________________________________

                 POST-EFFECTIVE AMENDMENT NO. 5

                               TO

                     APPLICATION-DECLARATION

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _________________________________

    Entergy Corporation            Entergy Enterprises, Inc.
    639 Loyola Avenue              Three Financial Centre
    New Orleans, LA 70113          900 S. Shackleford Road
                                   Suite 210
                                   Little Rock, AR 72211

          (Names of companies filing this statement and
            addresses of principal executive offices)
                ________________________________

                       Entergy Corporation

         (Name of top registered holding company parent
                 of each applicant or declarant)
                ________________________________

                        Jerry D. Jackson
            Executive Vice President-External Affairs
                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

             (Name and address of agent for service)
                _________________________________

     The Commission is also requested to send copies of any communications in connection with this matter to:

     Frederick F. Nugent            Laurence M. Hamric
     Entergy Enterprises, Inc.      Mark W. Hoffman
     Three Financial Centre         Entergy Services, Inc.
     Suite 210                      639 Loyola Avenue
     Little Rock, Arkansas 72211    New Orleans, LA 70113

          The Application-Declaration on Form U-1, dated November 30, 1992, as amended:
by Amendment No. 1, dated December 4, 1992;
by Amendment No. 2, dated April 1, 1993;
by Amendment No. 3, dated May 27, 1993;
by Amendment No. 4, dated June 23, 1993;
by Amendment No. 5, dated July 2, 1993;
by Amendment No. 6, dated July 7, 1993;
by Post-Effective Amendment No. 1, dated December 21, 1994;
by Post-Effective Amendment No. 2, dated February 24, 1995;
by Post-Effective Amendment No. 3, dated March 21, 1995; and by Post-Effective Amendment No. 4, dated June 26, 1995, is further amended as stated below:

Item 1.  Description of Proposed Transactions.

I.   Background

          By order in this proceeding dated July 8, 1993 (HCAR No.

     25848) (the "1993 Order"), Entergy Enterprises, Inc.

     ("Enterprises"), a wholly-owned non-utility subsidiary company of

     Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"),

     was authorized by the Securities and Exchange Commission (the

     "Commission") under the Act to (1) conduct preliminary

     development activities ("Preliminary Development Activities")

     with respect to potential investments by Entergy in various energy, energy-related and other non-utility businesses

     (collectively, "Permitted Investments"), (2) provide consulting services ("Consulting Services") to non-associate companies,

     utilizing the expertise and resources of the Entergy System companies, and (3) provide certain management and administrative support services ("Administrative Services") to associate

     companies engaged in certain energy, energy-related and other non-

     utility businesses (exclusive of associate companies which are

     "exempt wholesale generators" ("EWGs") or foreign utility

     companies ("FUCOs") under Sections 32 and 33, respectively, of the Act).  In addition, the 1993 Order authorized Enterprises to receive certain administrative and other services from the

     Entergy System's utility operating companies (the "System

     Operating Companies" <FN1>) and Entergy's service company

     subsidiary, Entergy Services, Inc. ("ESI"), in support of its ongoing business activities.



          Pursuant to a subsequent order of the Commission in

     this File, dated June 30, 1995 (HCAR No. 26322) (the "1995

     Order"), Enterprises' business authorization was expanded to include the following additional activities:



     1)   the provision of Consulting Services to associate companies,

          including EWGs, FUCOs and qualifying facilities ("QFs") under the

          Public Utility Regulated Practices Act of 1978, as amended

          (excluding the Operating Companies, ESI and such other existing or new subsidiaries as Entergy may create, whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of services or goods thereto (collectively, the "Excepted

          Companies")).



-----------------------
<FN1>The System Operating Companies currently consist of:
Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy
Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New
Orleans, Inc.

     2)   the provision of operations and management services ("O&M

          Services"), directly or indirectly through newly established subsidiaries ("O&M Subs") of Entergy or Enterprises, to

          developers, owners and operators of domestic and foreign power projects, including power projects that Enterprises may develop on its own or in collaboration with third parties, and to other associate companies, exclusive of the Excepted Companies.

          Enterprises is authorized to render such O&M Services using its own work force and the personnel and resources of the Excepted

          Companies obtained pursuant to service agreements with such companies, as they may be amended by order of the Commission in

          File No. 70-8529.<FN2>



     3)   the licensing or other marketing to non-affiliates of

          intellectual property (including software) and other products acquired or developed by Entergy System companies.<FN3>

-----------------------
<FN2>In the event that the proposed amendment to such service agreements is approved by the Commission, the Excepted Companies would be reimbursed for the fully allocated cost of any services (including administrative and other services, as well as O&M Services) provided to Enterprises or any O&M Sub, plus 5%.

<FN3>See the 1995 Order and Post-Effective Amendment No. 2 in
this File for certain provisions pertaining to the sharing of costs and profits associated with the marketing by Enterprises of products developed by the Excepted Companies.

     4)   the provision of Administrative Services to all of

          Enterprises' associate companies (exclusive of the Excepted

          Companies), including associate EWGs and FUCOs.



     Enterprises is also authorized under the 1995 Order to

     provide Consulting Services and O&M Services to its

     associate companies (excluding the Excepted Companies)

     at fair market prices (and is granted an exemption

     pursuant to Section 13(b) of the Act from the

     requirements of Rules 90 and 91 thereunder, subject to

     certain limitations with respect to the provision of

     such services to associate power projects).



          The 1995 Order further approves certain financing

     transactions involving Entergy and Enterprises (to the

     extent such transactions are not otherwise exempt under the

     Act).  Specifically, Entergy is authorized to provide

     additional financing for the activities of Enterprises

     (including the issuance of guarantees on behalf of

     Enterprises), and Entergy and Enterprises are authorized to organize and fund O&M Subs and to issue guarantees on behalf of O&M Subs or other associate companies (other than the

     Excepted Companies) from time to time through December 31,

     1997, provided that the aggregate amount of such investments and guarantees does not exceed $350 million at any one time outstanding.  (In support of its application seeking such

     authorization, Entergy and Enterprises estimated that

     approximately $250 million of the $350 million aggregate

     investment limitation would be used in connection with the issuance of guarantees.)



II.  Requested Authorization

          Enterprises hereby seeks authorization to engage in the

     aforementioned previously authorized business activities and related affiliate and financing transactions, either

     directly or indirectly, through one or more new direct or

     indirect wholly-owned subsidiaries (collectively,

     "Enterprises Subs"). The applicants further seek

     authorization to make investments in such Enterprises Subs from time to time through December 31, 1997, in the form of common stock purchases, capital contributions, open account advances, loans, conversions of loans to capital

     contributions and guarantees of indebtedness or other

     obligations.  Except to the extent such transactions are

     exempt under the Act, the aggregate amount of such

     investments (including guarantees) in or on behalf of such

     Enterprises Subs, when added to (i) any investments made by such Enterprises Subs in O&M Subs or any guarantees issued by such Enterprises Subs on behalf of O&M Subs or other

     associate companies (other than the Excepted Companies), and

     (ii) any investments (including guarantees) currently

     authorized to be made or issued by Entergy or Enterprises

     under the 1995 Order, will not exceed the $350 million

     investment limitation previously established in the 1995

     Order.  Applicants again estimate that approximately $250

     million of the $350 million aggregate investment authority will be used for guarantees.

          Subject to any requisite further Commission approval,

     no part of the proceeds of any investments made in any

     Enterprises Sub will be used to finance investments in any other business (except as described above), including the

     business of an EWG, a FUCO or a QF.

          With respect to compliance with Rule 53 under the Act,

     Entergy currently meets, and would continue to meet after

     giving effect to the transactions proposed herein, all of

     the "safe harbor" conditions of the rule (even assuming that the entire $250 million of the $350 million of "non-utility"

     investments authorized by the 1995 Order is used to provide guarantees to EWGs and FUCOs).  Inclusive of such amount,

     Entergy's "aggregate investment" in EWGs and FUCOs would be approximately $993.2 million, representing approximately 44%

     of the Entergy System's consolidated retained earnings as of

     September 30, 1996. Furthermore, Entergy has complied with and will continue to comply with the record keeping

     requirements of Rule 53(a)(2) concerning affiliated EWGs and

     FUCOs.  In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic

     public utility subsidiary companies render services to

     affiliated EWGs and FUCOs.  Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule

     53 would not be available, have been met.  In light of the foregoing, the requirements of Rule 54 will also be

     satisfied. Therefore, pursuant to Rule 54, the Commission

     shall not consider the effect of the capitalization or

     earnings of its EWG or FUCO subsidiaries in determining

     whether to approve the proposed transactions.



III.  Periodic Reporting

     Enterprises will continue to provide the Commission, on a

quarterly basis within 45 days after the end of each calendar quarter, a report pursuant to Rule 24, which shall include the following information (in addition to information previously required to be reported): (1) amounts expended by Enterprises on the formation and capitalization of any Enterprises Sub during the quarter; (2) balance sheets and income statements for all

Enterprises Subs  for the first, second, or third quarters then ended; and (3) quarterly information regarding (a) amounts

expended by any Enterprises Sub on Preliminary Development

Activities during the quarter, broken down by the categories of potential acquisitions of interests in Permitted Investments; (b)

the nature and extent of any Consulting Services, Administrative

Services and O&M Services provided directly or indirectly by

Enterprises Subs to associate and non-associate companies during the quarter, identifying the customer company, the service and the charge, and stating whether the charge was computed at cost,

market or pursuant to another method, which shall be specified;

and (c) amounts expended by any Enterprises Subs during the

quarter on the formation and capitalization of any O&M Sub.

Enterprises would also continue to file Annual Reports on Form U-

13-60 with the Commission.



Item 2.   Fees, Commissions and Expenses.

          The fees, commissions and expenses estimated to be

incurred in connection with the proposed transactions will be supplied by amendment.



Item 3.   Applicable Statutory Provisions.

          The sections of the Act and the rules or exemptions

thereunder which Entergy and Enterprises consider applicable to the proposed transactions, and the basis for exemption therefrom,

are set forth below:



     (11) Issuance of capital stock by any Enterprises Sub -
          Sections 6(a) and 7, Rule 52(b)(1).

     (12) Issuance by Enterprises Sub or O&M Sub of debt securities - Sections 6(a) and 7, Rule 52(b)(1).

     (13) Acquisition by Entergy, Enterprises or Enterprises Sub of capital stock or debt securities of Enterprises Sub or O&M Sub - Sections 9(a) and 10, Rule 45(d).

     (14) Preliminary Development Activities, Consulting Services and O&M Services engaged in by Enterprises Sub -
          Sections 9(a) and 10.

     (15) Loans, guarantees, capital contributions and other credit support arrangements by Entergy, Enterprises or Enterprises Sub - Sections 12(b), 32 and 33, Rule 45.

     (9) Administrative Services, Consulting Services and O&M Services provided by Enterprises to Enterprises Sub or by Enterprises or Enterprises Sub to certain associate companies - Section 13(b), Rules 87(b)(1), 90 and 91.

     (10) Exemption from "at cost" requirements of Act for provision by Enterprises Sub of Consulting Services and O&M Services to certain associate companies - Section
          13(b).


          To the extent that the proposed transactions are

considered by the Commission to require authorization, approval or exemption under any Section of the Act or rules thereunder,

other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.



Item 4.   Regulatory Approval.

          No state or federal commission, other than the

Commission, has jurisdiction over the proposed transactions.



Item 5.   Procedure.

          Entergy and Enterprises request that the Commission

issue its order as soon as practicable but in any event no later than January 31, 1997.  Entergy and Enterprises hereby (1) waive a recommended decision by a hearing officer or other responsible officer of the Commission, (2) consent that the Division of

Investment Management may assist in the preparation of the

Commission's decision in this proceeding, and (3) request that there be no waiting period between the issuance of the

Commission's order and the date on which it is to become

effective.





Item 6.   Exhibits and Financial Statements.

          (a)  Exhibits:

          A-1  Proposed Form of Certificate of Incorporation of

                Enterprises Subs.

          A-2  Proposed Form of By-Laws of Enterprises Subs

          A-3  Restated Articles of Incorporation of Entergy

                Enterprises, Inc. effective December 28, 1992.

          F  - Opinion of Counsel (to be filed by amendment).

          H -  Form of Notice of Proposed Transactions

          (b)  Financial Statements:


               Financial Statements of
               Entergy and of Entergy and
               subsidiaries consolidated as of
               September 30, 1996.

               Financial Statements of
               Enterprises as of September 30,
               1996, including pro forma journal
               entries.




Item 7.   Information as to Environmental Effects.

          (a)       The Commission's action in this matter will

not constitute any major federal action significantly affecting the quality of the human environment.


          (b)       No other federal agency has prepared or is

preparing an environmental impact statement with regard to the proposed transactions.

                           SIGNATURE



          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the

undersigned thereunto duly authorized.



                                   ENTERGY CORPORATION

                                 By: /s/Michael G. Thompson
                                       Michael G. Thompson
                                      Senior Vice President,
                                  General Counsel and Secretary


                                   ENTERGY ENTERPRISES, INC.


                                 By: /s/Michael G. Thompson
                                       Michael G. Thompson
                                    Senior Vice President-Law
                                          and Secretary



Dated:  December 24, 1996